

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2016

Via E-mail
Ms. Laurie Brlas
Chief Financial Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

   **Re: Newmont Mining Corporation
        Form 10-K for the Year Ended December 31, 2015
        Filed February 17, 2016
        File No. 001-31240**

Dear Ms. Brlas:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/Craig Arakawa

                    Craig Arakawa
                    Accounting Branch Chief
                    Office of Beverages, Apparel and
                    Mining